UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2020

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.

(Exact Name of the Registrant as Specified in the Charter)

America Mobile

(Translation of Registrant’s Name into English)

Lago Zurich 245

Plaza Carso / Edificio Telcel, Piso 16

Colonia Ampliación Granada, Miguel Hidalgo

11529 Mexico City, Mexico

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

América Móvil’s third quarter of

2020 financial and operating report

Mexico City, October 20th, 2020 - América Móvil, S.A.B. de C.V. (“América Móvil”) [BMV: AMX] [NYSE: AMX, AMOV], announced today its financial and operating results for the third quarter of 2020.

●	As confinement measures began to be lifted our commercial activity saw a rebound in most countries in our region of operations.

●

Postpaid net additions totaled 1.8 million wireless subscribers, the majority coming from Brazil, Austria and Colombia. In the prepaid segment, we gained 1.4 million clients including 1.2 million in Mexico, approximately 300 thousand in each of Colombia and Ecuador, and 237 thousand in Peru.

●

Fixed-broadband remains the main driver on the fixed-line platform; we connected 446 thousand new broadband accesses, including 122 thousand in Colombia, 117 thousand in Mexico, 70 thousand in Peru and 62 thousand in Brazil.

●

Third quarter revenues of 260 billion pesos rose 4.7% year-on-year in Mexican peso terms as service revenues expanded 5.4%. At constant exchange rates, service revenues increased 1.5%. from 0.8% in the prior quarter with those on the mobile platform accelerating to 3.5% from 2.3% in the prior quarter.

●	Mobile service revenues were lifted by prepaid revenues which rose 2.5% after declining 2.0% the prior quarter.

●	EBITDA of 86.5 billion pesos was up 10.1% in Mexican peso terms. At constant exchange rates EBITDA increased 7.2%, more than twice as in the prior quarter.

●

Our operating profit jumped 18.4% to 45.1 billion pesos and helped bring about an increase of 45% in our net income of 18.9 billion pesos in the third quarter, even after financing costs of 22.4 billion pesos that were up 82% year-on-year.

●

Our cash flow covered our capital expenditures of 91.0 billion pesos and allowed us to significantly reduce our liabilities, directing 47.0 billion pesos to the reduction of our net debt and 15 billion pesos to pension obligations.

●

At the end of September our net debt stood at 726 billion pesos, up from 677 billion pesos relative to December on account of the depreciation of the Mexican peso vs. the U.S. dollar and the euro. It stood at 1.88 times EBITDA under IAS 17.

We will host our conference call to discuss 3Q20 financial and operating results on October 21st at 9:00am Mexico City time. To access the call please log on to www.americamovil.com/investors

América Móvil Fundamentals

	3Q20	3Q19

Earnings per Share (Mex$)(1)	0.28	0.20

Earning per ADR (US$)(2)	0.26	0.20

EBITDA per Share (Mex$)(3)	1.30	1.19

EBITDA per ADR (US$)	1.18	1.22

Net Income (millions of Mex$)	18,861	13,043

Average Shares Outstanding (billion)	66.37	66.01

(1)Net Income / Average Shares Outstanding

(2)20 shares per ADR

(3)EBITDA/ Average Shares Outstanding

América Móvil’s Subsidiaries as of September 2020

Country	Brand	Business	Equity Participation

Mexico	Telcel	wireless	100.00%

	Telmex	wireline	98.80%

	Sección Amarilla	other	100.00%

	Telvista	other	90.00%

Argentina	Claro	wireless	100.00%

	Telmex	wireline	100.00%

Brazil	Claro	wireless/wireline	98.50%

Chile	Claro	wireless	100.00%

	Telmex	wireline	100.00%

Colombia	Claro	wireless/wireline	99.40%

Costa Rica	Claro	wireless	100.00%

Dominicana	Claro	wireless/wireline	100.00%

Ecuador	Claro	wireless/wireline	100.00%

El Salvador	Claro	wireless/wireline	95.80%

Guatemala	Claro	wireless/wireline	99.30%

Honduras	Claro	wireless/wireline	100.00%

Nicaragua	Claro	wireless/wireline	99.60%

Panama	Claro	wireless/wireline	100.00%

Paraguay	Claro	wireless/wireline	100.00%

Peru	Claro	wireless/wireline	100.00%

Puerto Rico	Claro	wireless/wireline	100.00%

Uruguay	Claro	wireless/wireline	100.00%

USA	Tracfone	wireless	100.00%

Netherlands	KPN	wireless/wireline	17.90%

Austria	Telekom Austria	wireless/wireline	51.00%

The reported figures for Argentina corresponding to the third quarter of 2020 are presented in accordance with a) IAS29 reflecting the effects of the adoption of inflationary accounting that became mandatory after the Argentinean economy was deemed to be hyperinflationary in the third quarter of 2018 and b) IAS21 translated to Mexican pesos using the end-of-period exchange rate.

All comparisons at constant exchange rates for América Móvil’s consolidated figures will exclude Argentina to ensure consistency.

Relevant Events

On September 14th, 2020 we announced that we entered into an agreement with Verizon Communications Inc. to sell our 100% interest in TracFone Wireless, Inc., the largest mobile virtual prepaid service operator in the United States, serving 21 million subscribers. The agreed purchase price payment at the closing is US$6,250 million, of which one-half will be in cash and the other in Verizon stock. In addition, following the closing, Verizon shall pay to AMX: (i) up to US$500 million as an earn-out if Tracfone continues to achieve certain performance measures during the 24 months following the closing, calculated and paid in 4 consecutive 6-month periods, and (ii) US$150 million deferred commercial consideration payable within two years following the closing. AMX will continue to benefit from EBITDA generated by Tracfone during fiscal year 2020 and until the closing date of the transaction. The closing of the transaction is subject to customary conditions for this type of transactions, including obtaining required governmental approvals. Parties expect the closing to occur during 2021.

On September 3rd we terminated the agreement to purchase 99.3% of Telefónica Móviles El Salvador, S.A. de C.V. The decision comes after careful consideration by both parties of the conditions established by the Superintendencia de Competencia for approval of the transaction.

On July 27th we informed that our Brazilian subsidiary, Claro S.A. (“Claro”), agreed to extend a binding offer submitted jointly with Telefónica Brasil S.A. and TIM S.A for the acquisition of the mobile business owned by Oi Group, in the amount of R$16,500 million. The offer was submitted by the parties, and is subject to certain conditions, including their right to make a higher bid than any other offer potentially presented by a third party (“right to top”) in the competitive process of Oi Group’s mobile business sale. Claro believes that the joint offer with TIM and Telefónica is the one that best serves the interests of current customers of Oi, as it provides long-term experience in the Brazilian market, investment capacity and technical innovation to the sector as a whole and it is in line with current regulation.

In August we established a Euro Commercial Paper Program in the amount of 2.0 billion euros under which we expect to issue regularly securities with maturities of up to 360 days.

Access Lines

As confinement measures began to be lifted throughout our region of operations towards the end of the second quarter, an improving trend became apparent on commercial activity.

We ended September with 281 million wireless subscribers, after net additions of 3.2 million. This figure comprises 1.8 million postpaid net gains and 1.4 million prepaid net gains. Our postpaid base was up 5.7% organically. Brazil led the way in terms of postpaid growth after adding 1.8 million subscribers followed by Austria with 241 thousand and Colombia with 142 thousand. The prepaid base ended the quarter with 186 million subscribers, after adding 1.2 million in Mexico, approximately 300 thousand in each of Colombia and Ecuador, and 237 thousand in Peru.

On the fixed-line segment we gained 446 thousand new broadband clients with every operation posting an increase in accesses, except for Austria and Croatia. However, in the PayTV segment we registered disconnections of 243 thousand in the quarter and in fixed-line voice the number of lines came down by 242 thousand.

We ended September with a total of 362 million access lines, which includes 281 million wireless subscribers and 81 million fixed-line RGUs.

Wireless Subscribers as of September 2020

	Total(1) (Thousands)

Country	Sep ’20	Jun ’20	Var.%	Sep ’19	Var.%

Argentina, Paraguay and Uruguay	23,996	24,259	-1.1%	24,536	-2.2%

Austria & CEE	21,609	21,208	1.9%	21,520	0.4%

Brazil	60,005	58,520	2.5%	56,451	6.3%

Central America	14,533	14,541	-0.1%	15,290	-4.9%

Caribbean	6,237	6,087	2.5%	6,139	1.6%

Chile	6,505	6,793	-4.2%	6,779	-4.0%

Colombia	32,024	31,535	1.6%	30,577	4.7%

Ecuador	7,822	7,878	-0.7%	8,422	-7.1%

Mexico	76,563	75,378	1.6%	76,150	0.5%

Peru	10,552	10,387	1.6%	11,623	-9.2%

USA	20,876	20,918	-0.2%	21,229	-1.7%

Total Wireless Lines	280,722	277,503	1.2%	278,716	0.7%

(1)Includes total subscribers of all companies in which América Móvil holds an economic interest; does not consider the date in which the companies started being consolidated.

Fixed-Line and Other Accesses (RGUs) as of September 2020

	Total(1) Thousands

Country	Sep ’20	Jun ’20	Var.%	Sep ’19	Var.%

Argentina, Paraguay and Uruguay	1,385	1,278	8.4%	1,023	35.3%

Austria & CEE	6,066	6,105	-0.6%	6,135	-1.1%

Brazil	32,952	33,260	-0.9%	34,448	-4.3%

Central America	4,227	4,379	-3.5%	4,385	-3.6%

Caribbean	2,532	2,509	0.9%	2,537	-0.2%

Chile	1,391	1,401	-0.7%	1,418	-1.9%

Colombia	8,155	7,938	2.7%	7,555	7.9%

Ecuador	446	454	-1.8%	431	3.5%

Mexico	22,011	21,961	0.2%	22,158	-0.7%

Peru	1,787	1,707	4.7%	1,578	13.3%

Total RGUs	80,953	80,993	0.0%	81,669	-0.9%

(1)Fixed Line, Broadband and Television (Cable & DTH). Central America figures have been adjusted in accordance with the methodolgy used for all AMX operations.

América Móvil Consolidated Results

Following the massive monetary and fiscal stimulus introduced throughout the world since the advent of the pandemic, the third quarter saw a rebound in economic activity in most countries in our region of operation and little of the volatility that was present in the prior two quarters. With the exception of the Brazilian real, which continued to deteriorate vs. the U.S. dollar, the main currencies in Latin America did not see much change over the period.

Our third quarter revenues rose 4.7% in Mexican peso terms from a year before to reach 260 billion pesos, as service revenues expanded 5.4%. At constant exchange rates service revenues were up 1.5%—roughly twice as fast as in the preceding quarter—on the back of continued strong performance of fixed-broadband revenues and the recovery of mobile prepaid revenues, those most affected in the prior quarter in the midst of the lockdown measures implemented throughout Latin America. The difference between the growth rate in peso terms and that at constant exchange rates has to do with the Mexican peso having depreciated against practically all other operating currencies except the Brazilian real and the Argentinean peso in the period: revenues in other currencies increased faster in peso terms.

Mobile service revenues accelerated to 3.5% from 2.3% in the second quarter buoyed by prepaid revenues—they rose to +2.5% from -2.0%—while fixed-line service revenues maintained a 1.4% pace of decline as the gains observed in fixed-broadband revenues—from a pace of +7.3% to one of +9.1%—were equaled by new revenue losses in fixed-line voice and PayTV revenues. The rhythm of decline of the latter, -9.2%, equaled the pace of growth of fixed-broadband revenues.

Colombia was the only country where service revenues expanded on both the mobile and the fixed-line platform in the third quarter—almost at the same pace in each one. The strongest growth on that platform was in those countries that have more recently initiated their fixed-line operations—Peru, Ecuador, Argentina, Costa Rica—while Dominicana, Brazil and Puerto Rico all had, together with Colombia, very strong showings on the mobile platform.

Across our operations, voice MOUs rose 11.7% while mobile data per user was up 41.2%, all of which resulted in a 5.0% increase in mobile ARPUs at constant exchange rates. Prepaid ARPUs shot up to an 8.0% year-on-year increase from 0% the preceding quarter while postpaid ARPUs decelerated sharply their rate of decline, from -6.4% in the second quarter to -1.4% in the third.

EBITDA was up 10.1% in the third quarter from the year-earlier quarter to 86.5 billion pesos as the EBITDA margin remained at 33.2%. At constant exchange rates EBITDA increased 7.2%, more than twice as fast as it had in the preceding quarter, with Puerto Rico, Mexico and Dominicana posting important advances. Puerto Rico’s EBITDA growth went from 10% to 38%; Mexico’s improved from -10.3% to +1.3% whereas Dominicana’s increased from -5.5% to +5.8%.

América Móvil’s Income Statement Millions of Mexican pesos

	3Q20	3Q19	Var.%	Jan-Sep 20	Jan-Sep 19	Var.%

Service Revenues	216,113	205,038	5.4%	645,083	617,637	4.4%

Equipment Revenues	42,636	41,968	1.6%	112,814	122,003	-7.5%

Total Revenues*	260,172	248,475	4.7%	761,857	744,207	2.4%

Cost of Service	76,755	74,009	3.7%	229,528	223,091	2.9%

Cost of Equipment	43,779	42,451	3.1%	119,507	123,574	-3.3%

Selling, General & Administrative Expenses	52,088	52,166	-0.1%	162,796	161,648	0.7%

Others	1,091	1,341	-18.7%	3,289	3,939	-16.5%

Total Costs and Expenses	173,712	169,966	2.2%	515,120	512,252	0.6%

EBITDA	86,460	78,509	10.1%	246,737	231,955	6.4%

% of Total Revenues	33.2%	31.6%		32.4%	31.2%

Depreciation & Amortization	41,394	40,454	2.3%	121,811	121,409	0.3%

EBIT	45,066	38,055	18.4%	124,926	110,546	13.0%

% of Total Revenues	17.3%	15.3%		16.4%	14.9%

Net Interest Expense	8,298	8,406	-1.3%	26,650	26,330	1.2%

Other Financial Expenses	6,572	-2,951	322.7%	-15,181	2,547	n.m.

Foreign Exchange Loss	7,511	6,877	9.2%	101,610	-3,539	n.m.

Comprehensive Financing Cost (Income)	22,381	12,333	81.5%	113,079	25,338	346.3%

Income & Deferred Taxes	2,169	11,431	-81.0%	-1,696	35,716	-104.7%

Net Income before Minority
Interest and Equity Participation in Results of Affiliates	20,516	14,292	43.6%	13,542	49,491	-72.6%

Equity Participation in Results of Affiliates	1	-7	107.5%	-283	7	n.m.

Minority Interest	-1,655	-1,242	-33.3%	-3,718	-2,541	-46.3%

Net Income	18,861	13,043	44.6%	9,540	46,957	-79.7%

*Total revenues include Other Revenues,

n.m. Not meaningful.

Our operating profit shot up 18.4% to 45.1 billion pesos and was the driver of a 45% increase in our net income, which totaled 18.9 billion pesos.

In cash flow terms, our net debt came down by 47.0 billion pesos over the nine months to September. In addition, we devoted 15 billion pesos to cover our pension-related commitments. Notwithstanding the above, our net debt (after leases) ended September 48.8 billion pesos higher than in December, at 726 billion. The increase in the amount outstanding in peso terms is due solely to the impact of changes in foreign exchange rates on the non-peso debt, with the peso falling 12.4% vs. the U.S. dollar and 15.6% vs. the euro in relation to December 2019. At the end of the month our net debt to EBITDA ratio stood at 1.88 times under IAS17, slightly less than at the end of June.

Our capital expenditures totaled 91.0 billion pesos in the period and were directed to securing adequate capacity in our networks and maintaining good quality of service.

Balance Sheet - América Móvil Consolidated Millions of Mexican Pesos

	Sep ‘20	Dec ‘19	Var.%		Sep ‘20	Dec ‘19	Var.%

Current Assets				Current Liabilities

Cash, Marketable Securities & Other Short Term Investments	81,737	67,464	21.2%	Short Term Debt*	124,433	129,172	-3.7%

Accounts Receivable	232,187	211,532	9.8%	Lease-Related Debt	24,621	25,895	-4.9%

Other Current Assets	16,221	10,747	50.9%	Accounts Payable	247,853	268,484	-7.7%

Inventories	35,029	41,102	-14.8%	Other Current Liabilities	100,315	101,849	-1.5%

	365,173	330,844	10.4%		497,221	525,400	-5.4%

Non Current Assets				Non Current Liabilities

Plant & Equipment, gross	1,366,504	1,319,588	3.6%	Long Term Debt	566,730	495,082	14.5%

-Depreciation	724,277	680,244	6.5%	Lease-Related Debt	92,102	94,702	-2.7%

Plant & Equipment, net	642,227	639,343	0.5%	Other Non Current Liabilities	199,476	189,843	5.1%

Rights of Use	110,880	118,003	-6.0%		858,308	779,627	10.1%

Investments in Affiliates	1,838	2,474	-25.7%

Deferred Assets

Goodwill (Net)	150,366	152,900	-1.7%

Intangible Assets	136,311	125,169	8.9%	Shareholder’s Equity	228,840	226,907	0.9%

Deferred Assets	177,573	163,199	8.8%

Total Assets	1,584,369	1,531,934	3.4%	Total Liabilities and Equity	1,584,369	1,531,934	3.4%

*Includes current portion of Long Term Debt.

Financial Debt of América Móvil* Millions

	Sep -20	Dec -19

Peso - denominated debt (MxP)	66,511	80,129

Bonds	51,241	58,129

Banks and others	15,270	22,000

U.S. Dollar - denominated debt (USD)	10,263	9,472

Bonds	9,351	8,975

Banks and others	912	497

Euro - denominated Debt (EUR)	9,700	11,165

Bonds	8,100	10,942

Commercial Paper	1,600	123

Banks and others	0	100

Sterling - denominated Debt (GBP)	2,200	2,750

Bonds	2,200	2,750

Reais - denominated Debt (BRL)	9,975	7,475

Bonds	9,975	7,475

Banks and others	0	0

Debt denominated in other currencies(1) (MxP)	35,299	26,045

Bonds	6,858	5,818

Banks and others	28,441	20,227

Total Debt (MxP)	691,162	624,254

Cash, Marketable Securities and Short Term Financial Investments (MxP)	81,737	67,464

Net Debt (MxP)	609,425	556,790

*This table does not include the effect of forwards and derivatives used to hedge our foreign exchange exposure. It includes financial debt of Telekom Austria.

(1)Includes Peruvian soles and Chilean pesos.

Mexico

We added 1.2 million wireless subscribers in the second quarter—substantially all of them prepaid clients— reverting most of the subscriber losses observed in the second quarter as confinement restrictions were relaxed and we resumed more forcefully our commercial activity. Prepaid churn came down by nearly one percentage point from the prior quarter. On the fixed-line platform we added 117 thousand broadband clients twice as many as in the second quarter, supported by our alliances with OTT providers.

Our Mexican revenues totaled 73.2 billion pesos, up 0.4% from the year before, with service revenues declining slightly, -0.7%, an improvement on the -2.1% year-on-year reduction observed the prior quarter.

Mobile service revenues declined 0.6%, improving on their -2.5% pace of the second quarter. The recovery of Mexican mobile revenues was wholly driven by the bounce in prepaid revenues, which went from a -3.8% pace in the second quarter to +1.1% in the third.

Similarly, fixed-line service revenues came down 1.0% year-on-year in the third quarter, having fallen 1.4% the previous one. There were important advances both on fixed-broadband services—their expansion moved up from 1.8% in the second quarter to 6.0%—and in corporate networks, overcoming a 3.3% fall in the second quarter to a +2.2% increase in the third quarter. Losses in fixed-line voice revenues determined that revenues on that platform continued to decline.

EBITDA expanded 1.3% in the third quarter helped along by the improvement in revenues, recovering from a 10.3% year-on-year plunge in the second quarter. The EBITDA margin was slightly higher, 37.6%, on the relative normalization of commercial activities and associated expenses.

INCOME STATEMENT - Mexico Millions of MxP

	3Q20	3Q19(1)	Var.%	Jan-Sep 20	Jan-Sep 19(1)	Var.%

Total Revenues*	73,187	72,926	0.4%	209,253	213,473	-2.0%

Total Service Revenues	52,992	53,377	-0.7%	159,511	157,553	1.2%

Wireless Revenues	54,031	52,699	2.5%	150,522	151,936	-0.9%

Service Revenues	34,378	34,569	-0.6%	102,787	100,462	2.3%

Equipment Revenues	19,653	18,130	8.4%	47,734	51,474	-7.3%

Fixed Line Revenues	18,705	19,539	-4.3%	57,173	59,608	-4.1%

EBITDA	27,525	27,178	1.3%	79,717	79,219	0.6%

% total revenues	37.6%	37.3%		38.1%	37.1%

EBIT	19,819	18,431	7.5%	56,511	53,008	6.6%

%	27.1%	25.3%		27.0%	24.8%

*Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenues include other income.

(1)2019 reflects reclassifications of “other revenues’.

Mexico Operating Data

	3Q20	3Q19	Var.%

Wireless Subscribers (thousands)	76,563	76,150	0.5%

Postpaid	14,485	14,107	2.7%

Prepaid	62,077	62,043	0.1%

MOU	561	530	5.7%

ARPU (MxP)	152	152	-0.6%

Churn (%)	3.3%	4.2%	-0.8%

Revenue Generating Units (RGUs)*	22,011	22,158	-0.7%

Fixed Lines	12,032	12,448	-3.3%

Broadband	9,978	9,710	2.8%

*Fixed Line and Broadband.

Argentina

For comparison purposes all comments in this section related to annual variations of the presented period for Argentina refer to figures in constant peso terms, that is, adjusted for inflation in accordance to NIC 29. Information for Uruguay and Paraguay is not presented in the table.

Telecommunication services have been considered “essential services” by presidential decree beginning in August; as such, we have been forbidden to raise prices for our services for the remainder of 2020.

Third quarter revenues declined 9.6% in real terms (after inflation) from the year-earlier quarter with service revenues falling 9.4%. Mobile service revenues came down 12.0% as subscribers curtailed their usage or disconnected lines as disposable income contracted and unemployment rates increased on account of lockdown measures that were prolonged through September. The impact was more hardly felt on the postpaid segment where revenues declined 13.0%; prepaid revenues declined 7.7%. Fixed-line service revenues rose 13.9% from a small base driven by broadband revenue growth of 22.7% and PayTV revenues that increased 164.4%.

Third quarter EBITDA was down 9.1% year-on-year and the EBITDA margin stayed roughly flat at 41.6%. Given the current conditions, we have made extraordinary efforts to contain costs and thrive in an inflationary environment. As a result of strict cost controls we were able to post a sequential increase in EBITDA of 8.6% in spite a 7.2% plunge in service revenues. The sequential increase in the EBITDA margin was 3.5 percentage points.

INCOME STATEMENT - Argentina Millions of Constant ARS of September 2020

	3Q20	3Q19	Var.%	Jan-Sep 20	Jan-Sep 19	Var.%

Total Revenues*	27,630	30,578	-9.6%	84,192	92,778	-9.3%

Total Service Revenues	22,620	24,976	-9.4%	70,759	75,289	-6.0%

Wireless Revenues	24,664	28,091	-12.2%	75,648	85,448	-11.5%

Service Revenues	19,853	22,548	-12.0%	62,737	68,156	-8.0%

Equipment Revenues	4,810	5,542	-13.2%	12,912	17,293	-25.3%

Fixed Line Revenues	2,766	2,428	13.9%	8,022	7,134	12.5%

EBITDA	11,500	12,652	-9.1%	32,891	38,490	-14.5%

% total revenues	41.6%	41.4%		39.1%	41.5%

EBIT	8,803	9,886	-11.0%	25,370	31,080	-18.4%

%	31.9%	32.3%		30.1%	33.5%

*Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenues include other income.

Argentina Operating Data

	3Q20	3Q19	Var.%

Wireless Subscribers (thousands)(1)	21,295	21,885	-2.7%

Postpaid	8,394	8,418	-0.3%

Prepaid	12,901	13,467	-4.2%

MOU	94	77	21.0%

ARPU (ARP)	302	240	26.0%

Churn (%)	2.0%	1.8%	0.2%

Revenue Generating Units (RGUs)*	1067	695	53.6%

*Fixed Line, Broadband and Television.

(1)Hybrid subscribers are now included in our postpaid figures.

Brazil

In the third quarter we added 1.8 million postpaid subscribers—one of our best quarters in terms of net additions—and lost 321 thousand prepaid subscribers on the mobile platform. On the fixed-line one, we gained 62 thousand broadband accesses and lost 209 thousand PayTV clients and 162 thousand voice lines.

Third quarter revenues were up 1.1% from the year-earlier quarter to 9.8 billion reais, with service revenues roughly flat, 0.3%, as mobile service revenues rose 8.1% and fixed-line revenues came down 5.1%.

Mobile service revenues were buoyed by the strong recovery of prepaid revenues, from -1.0% in the second quarter to +5.1% in the third, and by continued strong performance of postpaid revenues, up 9.0% in the quarter.

Mobile ARPU rose 25.7% on the back of a 50% increase in consumption of data services per client and 19.8% in voice services (MOUs) which also increased significantly.

On the fixed-line platform broadband revenues continued growing along their trend line—at 9.9% they were expanding at the same pace as in the second quarter—but the down-trend on PayTV revenues accelerated to -13.6% from -11.7% the precedent quarter along with the reduction of PayTV accesses.

EBITDA increased 6.1% year-on-year in the third quarter and nearly reached four billion reais, as the EBITDA margin topped 40% for the second consecutive quarter; it was up 1.9 percentage points higher than a year before.

INCOME STATEMENT - Brazil Proforma Millions of BrL

	3Q20	3Q19	Var.%	Jan-Sep 20	Jan-Sep 19	Var.%

Total Revenues*	9,790	9,681	1.1%	29,117	28,706	1.4%

Total Service Revenues	9,423	9,398	0.3%	28,277	27,852	1.5%

Wireless Revenues	4,467	4,062	10.0%	12,969	11,820	9.7%

Service Revenues	4,117	3,809	8.1%	12,168	11,021	10.4%

Equipment Revenues	350	253	38.4%	801	799	0.3%

Fixed Line Revenues	5,306	5,590	-5.1%	16,109	16,831	-4.3%

EBITDA	3,943	3,716	6.1%	11,469	10,614	8.1%

% total revenues	40.3%	38.4%		39.4%	37.0%

EBIT	1,554	1,496	3.9%	4,554	4,131	10.2%

%	15.9%	15.4%		15.6%	14.4%

*Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenues include other income.

Brazil Operating Data

	3Q20	3Q19	Var.%

Wireless Subscribers (thousands)	60,005	56,451	6.3%

Postpaid	33,658	26,243	28.3%

Prepaid	26,348	30,207	-12.8%

MOU(1)	190	159	19.8%

ARPU (BrL)	24	19	25.7%

Churn (%)	4.7%	4.2%	0.5%

Revenue Generating Units (RGUs)*	32,952	34,448	-4.3%

*Fixed Line, Broadband and Television.

(1)We modified the methodology for calculating MOUs. We no longer include M2M subscribers.

Colombia

Our wireless subscriber base topped 32 million clients at the end of September after net additions of 489 thousand in the quarter, the highest in at least a year. Postpaid net additions totaled 142 thousand and prepaid gains 347 thousand subscribers.

There was a sharp acceleration in fixed-broadband accesses with net gains of 122 thousand clients, more than three times as many as in the year-earlier quarter. PayTV accesses were also on the rise, reaching 41 thousand.

Revenues totaled 3.4 trillion Colombian pesos, 3.0% more than a year before, with service revenues rising 9.2%, in line with the pace recorded prior to the pandemic. It was our only operation that presented revenue growth in both the mobile and the fixed-line platforms.

Mobile service revenues were up 8.3% showing a marked recovery from the second quarter in both prepaid and postpaid—the former went from 7.5% to 12.1% whereas the latter moved up from 3.5% to 6.3%—as the lockdown measures eased and the economy resumed its course. ARPU was up 3.6% compared to the same period of the prior year with data usage per client rising 36%.

Fixed-line service revenues increased 10.6% year-on-year on the back of broadband revenues that expanded 16.1%, as the increase in demand for such services brought about by the lockdown measures continued to come through in the third quarter. PayTV, which is typically bundled with broadband services, showed similar trends, rising 10.3% in the period. On corporate networks, we also observed solid revenue growth, 12.3%.

As revenues recovered, EBITDA rose 3.4% relative to the prior year to 1.5 trillion Colombian pesos, with the margin, at 43.4%, slightly higher in spite of the greater commercial activity.

INCOME STATEMENT - Colombia Billions of COP

	3Q20	3Q19	Var.%	Jan-Sep 20	Jan-Sep 19	Var.%

Total Revenues*	3,368	3,269	3.0%	9,729	9,302	4.6%

Total Service Revenues	2,687	2,462	9.2%	7,833	7,219	8.5%

Wireless Revenues	2,300	2,293	0.3%	6,654	6,452	3.1%

Service Revenues	1,654	1,528	8.3%	4,828	4,488	7.6%

Equipment Revenues	646	766	-15.6%	1,826	1,964	-7.1%

Fixed Line Revenues	1,036	962	7.7%	3,016	2,794	8.0%

EBITDA	1,461	1,413	3.4%	4,173	4,051	3.0%

%	43.4%	43.2%		42.9%	43.5%

EBIT	841	838	0.3%	2,383	2,334	2.1%

%	25.0%	25.6%		24.5%	25.1%

*Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenues include other income.

Colombia Operating Data

	3Q20	3Q19	Var.%

Wireless Subscribers* (thousands)	32,024	30,577	4.7%

Postpaid	7,564	7,249	4.3%

Prepaid	24,460	23,328	4.9%

MOU(1)	336	279	20.4%

ARPU (COP)	17,509	16,897	3.6%

Churn (%)	4.7%	4.6%	0.1%

Revenue Generating Units (RGUs)**	8,155	7,555	7.9%

*Due to differences in the policy for accounting active subscribers, the figures in this report are different from those published by the Ministry of Communications of Colombia (MinTIC).**Fixed Line, Broadband and Television.

(1)We modified the methodology for calculating MOUs. We no longer include M2M subscribers.

Chile

Third quarter revenues of 192.7 billion Chilean pesos were down 6.6% on an annual basis with service revenues declining 7.2%—compared to 7.0% in the prior quarter—and equipment revenues declining 4.4%.

Mobile service revenues declined 9.0% in the third quarter. In the prepaid segment revenues were down 14.7%, which marked a sequential improvement from the 31.8% decline observed the prior quarter. But in postpaid, revenues dropped 8.3% exacerbating the contraction that began in the second quarter mostly as a result of the pandemic, in particular due to the poor performance of SMEs that had to materially reduce or cancel the services altogether. In spite of the tough conditions generated by the sanitary crisis, we continued to observe aggressive promotional activity in Chile.

Fixed-line service revenues were down 4.9%, an improvement over the 9.4% reduction observed the prior quarter with fixed-broadband revenues increasing 10.2%, slightly faster than in the second quarter. Even as mandatory lockdown has been relaxed for the vast majority of the population, students are still homeschooling and companies still have an important proportion of employees working from home which has accelerated the demand for broadband services.

EBITDA declined 13.5% year-on-year to 40.5 billion pesos on account of the reduction in revenues.

INCOME STATEMENT - Chile Millions of ChPL

	3Q20	3Q19(1)	Var.%	Jan-Sep 20	Jan-Sep 19(1)	Var.%

Total Revenues*	192,679	206,234	-6.6%	574,382	623,953	-7.9%

Total Service Revenues	158,644	170,876	-7.2%	482,848	511,037	-5.5%

Wireless Revenues	119,422	129,460	-7.8%	357,133	393,118	-9.2%

Service Revenues	85,693	94,193	-9.0%	266,268	281,574	-5.4%

Equipment Revenues	33,729	35,268	-4.4%	90,865	111,544	-18.5%

Fixed Line Revenues	72,951	76,683	-4.9%	216,580	229,463	-5.6%

EBITDA	40,513	46,855	-13.5%	122,693	131,510	-6.7%

% total revenues	21.0%	22.7%		21.4%	21.1%

EBIT	-12,236	-37,415	67.3%	-38,739	-85,952	54.9%

%	-6.4%	-18.1%		-6.7%	-13.8%

*Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions.

Total revenues include other income.

(1)2019 reflects restatements of fixed and mobile revenues.

Chile Operating Data

	3Q20	3Q19	Var.%

Wireless Subscribers (thousands)	6,505	6,779	-4.0%

Postpaid	2,282	2,242	1.8%

Prepaid	4,223	4,537	-6.9%

MOU	190	168	13.4%

ARPU (ChP)	4,777	5,161	-7.5%

Churn (%)	7.5%	6.0%	1.5%

Revenue Generating Units (RGUs)*	1,391	1,418	-1.9%

*Fixed Line, Broadband and Television.

Ecuador

In the third quarter we added 314 thousand prepaid subscribers but disconnected 370 thousand postpaid clients to finish September with 7.8 million wireless subscribers.

Our third quarter revenues were down 18.5% from the year-earlier quarter to 266 million dollars with service revenues declining 10.0% and equipment revenues plummeting 64.0% as commercial activity remained subdued. Service revenues on the mobile segment fell 12.1% compared to -18.9% in the second quarter as prepaid revenues recovered following the relaxation of lockdown measures: although still down 12.3% year-on-year, that was an improvement relative to the 27.5% observed in the second quarter. Postpaid revenues carried forward to the third quarter their 12% annual rate of decline.

Fixed-line service revenues, albeit at 10% still a small share of service revenues, were up 14.7% supported by broadband revenues that increased 23.3%.

We continued working on adjusting our cost structure and were able to lift our EBITDA margin by 6.2 percentage points relative to the year-earlier quarter to 49.8% of revenues. Nonetheless, at 133 million dollars our EBITDA was down 6.9%.

INCOME STATEMENT - Ecuador Millions of Dollars

	3Q20	3Q19	Var.%	Jan-Sep 20	Jan-Sep 19	Var.%

Total Revenues*	266	327	-18.5%	815	987	-17.4%

Total Service Revenues	248	275	-10.0%	743	826	-10.0%

Wireless Revenues	239	304	-21.2%	736	917	-19.7%

Service Revenues	222	253	-12.1%	668	761	-12.2%

Equipment Revenues	17	51	-66.2%	68	156	-56.3%

Fixed Line Revenues	27	23	16.4%	79	69	15.5%

EBITDA	133	143	-6.9%	383	427	-10.2%

% total revenues	49.8%	43.6%		47.0%	43.2%

EBIT	78	86	-9.9%	217	256	-15.5%

%	29.2%	26.5%		26.6%	26.0%

*Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenues include other income.

Ecuador Operating Data

	3Q20	3Q19	Var.%

Wireless Subscribers (thousands)	7,822	8,422	-7.1%

Postpaid	2,179	2,672	-18.5%

Prepaid	5,643	5,750	-1.9%

MOU	436	447	-2.5%

ARPU (US$)	10	10	-5.6%

Churn (%)	4.4%	4.3%	0.1%

Revenue Generating Units (RGUs)*	446	431	3.5%

*Fixed Line, Broadband and Television.

Peru

We obtained net additions of 237 thousand prepaid subscribers and disconnected 72 thousand postpaid clients in the third quarter. Fixed-line RGUs increased by 81 thousand new units including 70 thousand broadband connections. RGUs were up 13.3% annually to 1.8 million.

Revenues declined 3.6% in the third quarter, compared to -17.7% in the prior one. The improvement came from equipment revenues that went from minus 76.4% in the second quarter to -23.1% in the current period.

Mobile service revenues remained flat as compared to last year with a very different trend in the segments: In prepaid, service revenue growth accelerated to 9.7% as a result of subscriber growth and ARPU improvement, whereas in postpaid revenues continued to decelerate, declining -3.9% from +1.6% in the second quarter. The economic conditions have forced some clients to move to prepaid, including the smaller businesses.

Fixed-line service revenues increased 17.6%, up from 11.0% in the second quarter, on the back of residential broadband services. We have seen broadband revenue growth accelerate for six quarters in a row to 42.3% (32.9% growth in the precedent quarter).

EBITDA was up 10.2% year-over-year to 435 million soles, with the EBITDA margin, 34.5%, rising 4.3 percentage points from a year before. The improvement in EBITDA is the result of cost control efforts, lower handset subsidies and fixed-line service revenue growth.

INCOME STATEMENT - Peru Millions of Soles

	3Q20	3Q19	Var.%	Jan-Sep 20	Jan-Sep 19	Var.%

Total Revenues*	1,260	1,307	-3.6%	3,593	3,832	-6.2%

Total Service Revenues	976	940	3.8%	2,904	2,788	4.2%

Wireless Revenues	1,006	1,091	-7.7%	2,876	3,177	-9.5%

Service Revenues	729	730	-0.1%	2,201	2,161	1.8%

Equipment Revenues	277	361	-23.1%	676	1,016	-33.5%

Fixed Line Revenues	247	210	17.6%	704	627	12.2%

EBITDA	435	395	10.2%	1,226	1,101	114%

% total revenues	34.5%	30.2%		34.1%	28.7%

EBIT	167	129	29.6%	435	354	22.9%

%	13.2%	9.8%		12.1%	9.2%

*Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenues include other income.

Peru Operating Data

	3Q20	3Q19	Var.%

Wireless Subscribers (thousands)	10,552	11,623	-9.2%

Postpaid	3,992	4,090	-2.4%

Prepaid	6,560	7,533	-12.9%

MOU	433	270	60.1%

ARPU (Sol)	23	21	11.5%

Churn (%)	3.6%	5.2%	-1.6%

Revenue Generating Units (RGUs)*	1,787	1,578	13.3%

*Fixed Line, Broadband and Television.

Central America

In the third quarter we gained 89 thousand prepaid subscribers and disconnected 97 thousand postpaid subscribers. On the fixed-line segment we had disconnections of 152 thousand units in the quarter, most of them voice lines.

Disconnections of postpaid subscribers and fixed-line RGUs stemmed from the decision of subscribers to cancel their services after the measures imposed at the beginning of the sanitary crisis in most Central American markets that prohibited us to disconnect any line in absence of payment were lifted in the months of July and August. Subscribers were supposed to cover the balance due in installments.

This was reflected in total revenues that posted a 9.4% year-on-year decline, to 552 million dollars. Service revenues were down 5.4% and equipment revenues 36.4%. On the mobile platform service revenues declined 6.9% with postpaid revenues off 9.6% (from -3.8% the prior quarter) and prepaid revenues 4.4%. On the fixed-line segment service revenues were 2.6% lower than a year before with broadband being the only business line that saw revenue expansion, 5.8%, over the year.

EBITDA came in at 221 million dollars, 4.5% below that of the year-earlier quarter. We managed to increase our EBITDA margin by 2.1 percentage points relative to last year, to 40.1% of revenues, on the back of efficiency gains.

INCOME STATEMENT - Central America Proforma Millions of Dollars

	3Q20	3Q19(1)	Var.%	Jan-Sep 20	Jan-Sep 19(1)	Var.%

Total Revenues*	552	609	-9.4%	1,668	1,825	-8.6%

Total Service Revenues	498	526	-5.4%	1,500	1,573	-4.6%

Wireless Revenues	365	414	-11.9%	1,103	1,240	-11.0%

Service Revenues	320	343	-6.9%	963	1,023	-5.9%

Equipment Revenues	45	71	-36.2%	141	217	-35.0%

Fixed Line Revenues	183	190	-4.0%	554	571	-3.0%

EBITDA	221	232	-4.5%	651	684	-4.9%

% total revenues	40.1%	38.0%		39.0%	37.5%

EBIT	55	89	-38.8%	195	252	-22.8%

%	9.9%	14.7%		11.7%	13.8%

*Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenues include other income.

(1)2019 figures were restated for IFRS 16.

Central America Operating Data

	3Q20	3Q19	Var.%

Wireless Subscribers (thousands)	14,533	15,290	-4.9%

Postpaid	2,362	2,508	-5.8%

Prepaid	12,171	12,782	-4.8%

MOU(1)	194	166	17.1%

ARPU (US$)	8	8	-0.7%

Churn (%)	6.3%	6.8%	-0.5%

Revenue Generating Units (RGUs)*	4,227	4,385	-3.6%

*Fixed Line, Broadband and Television. Figures have been adjusted in accordance with the methodolgy used for all AMX operations.

(1)We modified the methodology for calculating MOUs. We no longer include M2M subscribers.

Caribbean

Net additions in Dominicana were concentrated in the prepaid segment and reached 126 thousand subs—nearly 76% more than a year before. In Puerto Rico we gained 24 thousand new subscribers, including 13 thousand postpaids. On the fixed-line segment net additions were driven by broadband accesses: 14 thousand in Dominicana and 5 thousand in Puerto Rico.

Total revenues in Dominicana were up 1.4% showing an important sequential improvement coming from minus 6.0% in 2Q20. Service revenues rose 3.7% annually. Mobile service revenues rose 7.6%, compared to minus 2.0% in the prior quarter. The rebound was noteworthy in the prepaid segment where revenues expanded 11.4% compared to a 3.5% reduction the prior quarter. In the postpaid segment revenues were 3.4% greater than a year before (compared to -0.4% in the second quarter).

EBITDA was up 5.8% with the margin climbing two percentage points from the year-earlier quarter to 48.5% on the back of operational efficiencies and the recovery of the revenue base.

Puerto Rico’s revenue grew 10.9% year-on-year with service revenues expanding 2.8%. Growth is partly linked to federal and local government aid to students that helped boost equipment sales and a greater demand for fixed broadband and mobile WiFi services. This is reflected in a 13.8% increase in mobile postpaid service revenues—from 2.7% the second quarter.

EBITDA for the quarter was up 38.3% following revenue improvements and greater equipment profits along with overall cost containment efforts; the EBITDA margin stood at 19.5% of revenues, 3.9 percentage points higher than a year before.

INCOME STATEMENT - Caribbean Millions of Dollars

	3Q20	3Q19(1)	Var.%	Jan-Sep 20	Jan-Sep 19(1)	Var.%

Total Revenues*	439	441	-0.6%	1,279	1,342	-4.7%

Total Service Revenues	377	391	-3.4%	1,127	1,192	-5.4%

Wireless Revenues	272	260	4.6%	777	790	-1.7%

Service Revenues	214	210	1.9%	631	640	-1.5%

Equipment Revenues	58	50	16.0%	146	150	-2.6%

Fixed Line Revenues	166	183	-9.1%	505	560	-9.9%

EBITDA	150	145	3.4%	423	440	-3.8%

% total revenues	34.1%	32.8%		33.1%	32.8%

EBIT	69	66	3.6%	178	198	-9.8%

%	15.6%	15.0%		13.9%	14.7%

*Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenues include other income.

(1)2019 reflects reclassifications of fixed and mobile service revenues.

Caribbean Operating Data

	3Q20	3Q19	Var.%

Wireless Subscribers (thousands)	6,237	6,139	1.6%

Postpaid	2,024	1,994	1.5%

Prepaid	4,213	4,145	1.6%

MOU(1)	237	227	4.4%

ARPU (US$)	12	12	1.0%

Churn (%)	3.3%	3.4%	-0.2%

Revenue Generating Units (RGUs)*	2,532	2,537	-0.2%

*Fixed Line, Broadband and Television.

(1)We modified the methodology for calculating MOUs. We no longer include M2M subscribers.

United States

We ended September with 20.9 million subscribers after net disconnections of 42 thousand in the third quarter.

Our revenues topped two billion dollars in the third quarter, up 0.7% year-on-year. Service revenues increased 3.5%, up from 1.2% in the second quarter and 0.1% in the first, as the prepaid segment we serve has become, under current economic conditions, more appealing to clients that seek flexibility and better control over their expenditures. ARPU rose 5.5% from the year-earlier quarter to 28 dollars.

EBITDA of 269 million dollars was 69.1% higher than a year before. This figure reflects certain reductions in the cost of airtime following negotiations reached with certain carriers in the second quarter, in absence of which EBITDA growth would have been 20.1% in the quarter. The EBITDA margin was equivalent to 13.2%, compared to 7.8% in 2019.

INCOME STATEMENT - United States Millions of Dollars

	3Q20	3Q19	Var.%	Jan-Sep 20	Jan-Sep 19	Var.%

Total Revenues	2,043	2,030	0.7%	6,116	6,020	1.6%

Service Revenues	1,764	1,704	3.5%	5,185	5,103	1.6%

Equipment Revenues	278	325	-14.4%	930	917	1.5%

EBITDA	269	159	69.1%	698	460	51.7%

% total revenues	13.2%	7.8%		11.4%	7.6%

EBIT	251	142	77.2%	643	405	58.9%

%	12.3%	7.0%		10.5%	6.7%

United States Operating Data

	3Q20	3Q19	Var.%

Wireless Subscribers (thousands)	20,876	21,229	-1.7%

Straight Talk	9,683	9,307	4.0%

SafeLink	2,017	2,448	-17.6%

Other Brands	9,176	9,474	-3.1%

MOU	657	591	11.1%

ARPU (US$)	28	27	5.5%

Churn (%)	3.5%	4.0%	-0.5%

A1 Telekom Austria Group

We added 310 thousand postpaid wireless subscribers—241 thousand in Austria—and 91 thousand prepaids in the third quarter. On the fixed-line platform, the number of fixed broadband and PayTV accesses changed marginally.

On a consolidated basis, third quarter revenues decreased 0.9% to 1.1 billion euros, with service revenues declining 2.1% due to roaming losses and negative foreign exchange effects arising form the devaluation of the Belarussian currency. At constant exchange rates service revenues increased 0.1%.

Mobile service revenues declined 3.8% on a group level. In Austria, mobile service revenues were down 0.5% and in our international operations they declined 6.5%. The loss of roaming revenues was felt more strongly in Austria, Croatia and Slovenia whereas the currency effects were limited to Belarus.

On the fixed-line segment revenues were flat year-on-year with Austria falling 1.6% driven by lower interconnection revenues as international traffic volumes decreased sharply. Our international operations saw fixed-line service revenues rising 2.3%.

Adjusted EBITDA (before restructuring charges) increased 0.5% to 463 million euros; after restructuring charges EBITDA was up 0.6%. In Austria EBITDA rose 4.7% before restructuring charges while in our international operations it was up 3.3% (adjusted by foreign exchange and one-offs) on the back of strong performances in Belarus, Bulgaria and Slovenia.

INCOME STATEMENT (In accordance with IFRS 16) - A1 Telekom Austria Group

Millions of Euros

	3Q20	3Q19	Var.%	Jan-Sep 20	Jan-Sep 19	Var.%

Total Revenues	1,142	1,153	-0.9%	3,364	3,365	0.0%

Total service revenues	954	975	-2.1%	2,843	2,843	0.0%

Wireless service revenues	524	545	-3.8%	1,554	1,555	0.0%

Fixed-line service revenues	430	430	0.0%	1,289	1,288	0.1%

Equipment revenues	169	158	7.2%	464	451	2.8%

Other operating income	19	20	-5.0%	57	71	-19.8%

EBITDA	442	439	0.6%	1,212	1,205	0.6%

% total revenues	38.7%	38.1%		36.0%	35.8%

Adjusted EBITDA(1)	463	460	0.5%	1,274	1,268	0.5%

% total revenues	40.5%	39.9%		37.9%	37.7%

EBIT	211	202	4.3%	510	497	2.6%

% total revenues	18.4%	17.5%		15.2%	14.8%

For further detail please visit www.a1.group/en/investor-relations

(1)Does not include restructuring charges in Austria.

A1 Telekom Austria Group Operating Data

	3Q20	3Q19	Var.%

Wireless Subscribers (thousands)	21,609	21,512	0.5%

Postpaid	17,505	16,814	4.1%

Prepaid	4,104	4,698	-12.6%

MOU(1)	410	358	14.5%

ARPU (US$)	8	8	-4.1%

Churn (%)	1.2%	1.6%	-0.4%

Revenue Generating Units (RGUs)*	6,066	6,139	-1.2%

*Fixed Line, Broadband and Television.

(1)We modified the methodology for calculating MOUs. We no longer include M2M subscribers.

Exchange Rates Local Currency Units per MxP
	3Q20	3Q19	Var.%	Jan-Sep 20	Jan-Sep 19	Var.%
Euro
End of Period	0.0380	0.0467	-18.7%	0.0380	0.0467	-18.7%
Average	0.0387	0.0463	-16.5%	0.0409	0.0462	-11.6%
U.S.
End of Period	0.0445	0.0509	-12.6%	0.0445	0.0509	-12.6%
Average	0.0452	0.0515	-12.2%	0.0459	0.0519	-11.5%
Brazilean Real
End of Period	0.2512	0.2121	18.4%	0.2512	0.2121	18.4%
Average	0.2430	0.2044	18.9%	0.2328	0.2019	15.3%
Argentinean Peso
End of Period	3.3922	2.9328	15.7%	3.3922	2.9328	15.7%
Average	3.3139	2.5976	27.6%	3.1002	2.3091	34.3%
Chilean Peso
End of Period	35.0955	37.0849	-5.4%	35.0955	37.0849	-5.4%
Average	35.2908	36.3210	-2.8%	36.8441	35.5985	3.5%
Colombian Peso
End of Period	172.7251	176.3066	-2.0%	172.7251	176.3066	-2.0%
Average	168.6392	171.8567	-1.9%	170.1113	168.2032	1.1%
Guatemalan Quetzal
End of Period	0.3467	0.3939	-12.0%	0.3467	0.3939	-12.0%
Average	0.3491	0.3956	-11.8%	0.3537	0.3995	-11.5%
Peruvian Sol
End of Period	0.1603	0.1724	-7.0%	0.1603	0.1724	-7.0%
Average	0.1604	0.1722	-6.8%	0.1590	0.1729	-8.1%
Dominican Republic Peso
End of Period	2.6049	2.6894	-3.1%	2.6049	2.6894	-3.1%
Average	2.6463	2.6775	-1.2%	2.6000	2.6543	-2.0%

Exchange Rates Local Currency Units per USD
	3Q20	3Q19	Var.%	Jan-Sep 20	Jan-Sep 19	Var.%
Euro
End of Period	0.8532	0.9175	-7.0%	0.8532	0.9175	-7.0%
Average	0.8554	0.8998	-4.9%	0.8895	0.8901	-0.1%
Mexican Peso
End of Period	22.4573	19.6363	14.4%	22.4573	19.6363	14.4%
Average	22.1111	19.4227	13.8%	21.7673	19.2546	13.0%
Brazilean Real
End of Period	5.6407	4.1644	35.5%	5.6407	4.1644	35.5%
Average	5.3732	3.9694	35.4%	5.0667	3.8868	30.4%
Argentinean Peso
End of Period	76.1800	57.5900	32.3%	76.1800	57.5900	32.3%
Average	73.2740	50.4516	45.2%	67.4826	44.4612	51.8%
Chilean Peso
End of Period	788.1500	728.2100	8.2%	788.1500	728.2100	8.2%
Average	780.3197	705.4527	10.6%	801.9951	685.4349	17.0%
Colombian Peso
End of Period	3,878.9400	3,462.0100	12.0%	3,878.9400	3,462.0100	12.0%
Average	3,728.8049	3,337.9230	11.7%	3,702.8610	3,238.6848	14.3%
Guatemalan Quetzal
End of Period	7.7860	7.7355	0.7%	7.7860	7.7355	0.7%
Average	7.7195	7.6842	0.5%	7.6992	7.6919	0.1%
Peruvian Sol
End of Period	3.5990	3.3850	6.3%	3.5990	3.3850	6.3%
Average	3.5469	3.3439	6.1%	3.4606	3.3300	3.9%
Dominican Republic Peso
End of Period	58.5000	52.8100	10.8%	58.5000	52.8100	10.8%
Average	58.5137	52.0039	12.5%	56.5950	51.1082	10.7%

Glossary of Terms

ARPU	Average Revenue per User. The ratio of service revenues in a given period to the average number of wireless subscribers in the same period. It is presented on a monthly basis.

ARPM	Average Revenue per Minute. The ratio of service revenues to airtime traffic.

Capex	Capital Expenditure. Accrued capital expenditures related to the expansion of the telecommunications infrastructure.

Churn	Disconnection Rate. The ratio of wireless subscribers disconnected during a given period to the number of wireless subscribers at the beginning of that period.

EBIT	Earnings Before Interest and Taxes, also known as Operating Profit.

EBIT margin	The ratio of EBIT to total operating revenue.

EBITDA	Earnings Before Interest, Taxes, Depreciation, and Amortization.

EBITDA margin	The ratio of EBITDA to total operating revenue.

EPS (Mexican pesos)	Earnings per share. Total earnings in Mexican pesos divided by total shares.

Earnings per ADR (US$)	Total earnings in U.S. dollars divided by total ADRs equivalent.

Gross additions	Total number of subscribers acquired during the period.

Licensed pops	Licensed population. Population covered by the licenses that each of the companies manage.

LTE	Long-term evolution is a 4th generation standard for wireless communication of high-speed data for mobile phones and data terminals.

Market share	A company’s subscriber base divided by the total number of subscribers in that country.

MBOU	Megabytes of Use per subscriber. The ratio of wireless data in a given period to the average number of wireless subscribers in that same period. It is presented on a monthly basis.

MOU	Minutes of Use per subscriber. The ratio of wireless traffic in a given period to the average number of wireless subscribers in that same period. It is presented on a monthly basis.

Net subscriber additions	The difference in the subscriber base from one period to another. It is the different between gross additions and disconnections.

Net debt	Total short and long term debt minus cash and marketable securities.

Net debt / EBITDA	The ratio of total short and long term debt minus cash and securities to trailing 12-month income before interest, taxes, depreciation and amortization.

Prepaid	Subscriber that may purchase airtime to recharge a cellular phone. The client does not hold a contract with the company for voice and data services.

Postpaid	Subscriber that has a contract for the use of airtime. The client has no need of activating airtime, it is done so immediately.

SMS	Short Message Service.

SAC

Subscriber Acquisition Cost. The sum of handset subsidies, marketing expenses and commissions to distributors for handset activation. Handset subsidy is calculated as the difference between equipment cost and equipment revenues.

Wireless penetration	The ratio of total wireless subscribers in any given country divided by the total population in that country.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 22, 2020	AMÉRICA MÓVIL, S.A.B. DE C.V.

	By:	/s/ Carlos José García Moreno Elizondo
	Name:	Carlos José García Moreno Elizondo
	Title:	Chief Financial Officer